BUYBACK AGREEMENT

DATED: 30 JUNE 2025

BY AND BETWEEN

TRACTORS AND FARM EQUIPMENT LIMITED

AND

AGCO HOLDING B.V.

TABLE OF CONTENTS

BUYBACK AGREEMENT

This **BUYBACK AGREEMENT** ("**Agreement**") is entered into on this 30th day of June 2025 ("**Execution Date**") at Chennai, Tamil Nadu:

BY AND BETWEEN:

Tractors and Farm Equipment Limited, a company incorporated under the laws of India, having its registered office at 861 Anna Salai, Chennai - 600 002, Tamil Nadu, India, (hereinafter, referred to as "**Company**", which expression shall, unless repugnant to the context or meaning thereof, be deemed to mean and include its successors and permitted assigns);

AND

AGCO Holding B.V., a company incorporated under the laws of the Netherlands, having its registered office at J. F. Kennedylaan 241 Panningen NL 5981 WZ, the Netherlands (hereinafter, referred to as "**AGCO**", which expression shall, unless repugnant to the context or meaning thereof, be deemed to mean and include its successors and permitted assigns).

The Company and AGCO shall collectively be referred to as "**Parties**", and individually as "**Party**".

WHEREAS:

A.   AGCO had tendered and the Company had completed a buyback of 4,61,000 (four lakh sixty-one thousand) equity shares of INR 10 (Indian Rupees Ten) from AGCO on 15 October 2020.

B.   As on the Execution Date, AGCO holds 23,89,000 (twenty-three lakhs eighty-nine thousand) equity shares of INR 10 (Indian Rupees Ten) in the Company representing 20.70% (twenty point seven zero percent) of the fully paid-up equity share capital of the Company ("**Buyback Shares**").

C.   The Company is desirous of repurchasing and causing a Buyback (*defined hereinafter*) of the Buyback Shares against payment of the Buyback Consideration (*defined hereinafter*) which shall be payable subject to, and in accordance with, this Agreement.

D.   AGCO has agreed to tender the Buyback Shares in the Buyback, subject to the terms set out herein.

E.   The Parties are now desirous of entering into this Agreement to set forth the terms and conditions agreed to between them.

NOW, **THEREFORE**, in consideration of the mutual agreements, covenants, conditions, representations and warranties set forth in this Agreement, and for other good and valuable consideration, the sufficiency of which is acknowledged by the Parties, the Parties hereby agree as follows:

1.   **DEFINITIONS AND INTERPRETATION**

        Unless the contrary intention appears and/or the context otherwise requires, in addition to the terms defined elsewhere, the definitions and interpretation listed below shall apply throughout this Agreement.

1.1   **DEFINITIONS**

"**Act**" means the (Indian) Companies Act, 2013 (Act 18 of 2013), read with the applicable rules framed thereunder;

"**Affiliate**" means: (a) in relation to any specified Person that is not a natural Person, any other Person, Controlled by such specified Person, or Controlling, or under common Control with, such specified Person; or (b) in relation to any specified Person that is a natural Person, any relative of such specified Person;

"**AGCO Bank Account**" means the bank account of AGCO, details of which shall be communicated in writing by AGCO to the Company;

"**AGCO Counsel**" means Shardul Amarchand Mangaldas & Co, with their offices at 23rd Floor, Express Towers, Nariman Point, Mumbai - 400 021;

"**AGCO Demat Account**" means the depository account of AGCO, maintained by the AGCO Depository Participant, having Client ID 40371414;

"**AGCO Depository Participant**" means the Stock Holding Corporation of India Limited;

"**AGCO Director**" shall have the meaning ascribed to the term in Clause 3.3;

"**AGCO Election**" shall have the meaning ascribed to the term in Schedule 4;

"**AGCO Election Period**" shall have the meaning ascribed to the term in Schedule 4;

"**AGCO Warranties**" means the representations and warranties of AGCO as detailed in Schedule 2 of this Agreement;

"**Arbitration Settlement Agreement**" shall have the meaning ascribed to the term in the India Litigation Settlement Agreement;

"**Board**" means the board of directors of the Company, as constituted from time to time;

"**Business Day**" means any day other than: (a) Saturday, (b) Sunday; and (c) a day on which commercial banks in Amsterdam, the Netherlands, or Chennai, India are authorized or required by Law to remain closed for banking business;

"**Buyback**" means the buyback of the Buyback Shares for the Buyback Consideration as contemplated in this Agreement, subject to, and in accordance with the Act;

"**Buyback Consideration**" means USD 260,000,000 (United States Dollar Two Hundred Sixty Million);

"**Buyback Shares**" shall have the meaning ascribed to the term in Recital A;

"**Buyback Transaction Documents**" shall mean: (a) this Agreement; (b) the Escrow Agreement; and (c) all such other documents, instruments, declarations, forms, etc. that are executed in furtherance of (a) and (b) above;

"**Company Bank Account**" means the bank account of the Company, details of which shall be communicated in writing by the Company to AGCO;

"**Company Counsel**" means Khaitan & Co, with their offices at 10, 13 and 14 Floor, One World Centre, 841 Senapati Bapat Marg, Mumbai – 400 013;

"**Company Demat Account**" means the depository account of the Company, details of which shall be communicated in writing by the Company to AGCO;

"**Company Separate Buyback Account**" means the bank account opened by the Escrow Agent for the Company in the name of "TAFE buyback separate bank account" or such other nomenclature as approved by the Company, using the Permanent Account Number (**PAN**) only of the Company, to ensure compliance with the requirements under the Act for conducting a buyback, which bank account shall be jointly controlled by the Parties, in accordance with the terms of this Agreement and the Escrow Agreement;

"**Completion**" shall have the meaning ascribed to the term in Clause 5.1;

"**Completion Date**" shall have the meaning ascribed to the term in Clause 5.1;

"**Completion Payment**" shall mean an amount equal to the Buyback Consideration *minus* the USD equivalent of the Withholding Tax Amount;

"**Completion USD/INR Exchange Rate**" means the exchange rate for converting INR to USD as per the State Bank of India Telegraphic Transfer Buying Rate as of the Completion Date;

"**Control**" with respect to any Person shall include: (a) the ownership of more than 50% (fifty percent) of the equity shares or other voting securities of such Person; (b) the ownership of more than 25% (twenty-five percent) of the equity shares or other voting securities of such Person, along with such owner having any special or contractual rights in addition to rights as a shareholder or voting security owner under applicable Law; (c) the possession of the power to control or direct the management or policy decisions of such Person; or (d) the power to appoint a majority of the directors, managers, partners or other individuals exercising similar authority with respect to such Person; in each case, whether acting individually or in concert, directly or indirectly, including by virtue of ownership of voting or management rights, by contract or in any other manner, and the terms "**Controlling**" and "**Controlled**" shall be construed accordingly;

"**Cooperation Agreement**" shall have the meaning ascribed to the term in the India Litigation Settlement Agreement;

"**Corporate Secretarial Documents**" shall have the meaning ascribed to the term in Clause 4.3;

"**Depository**" means the National Securities Depository Limited;

"**Dispute**" shall have the meaning ascribed to the term in Clause 10.1;

"**Deloitte**" means Deloitte Touche Tohmatsu India LLP;

"**Encumbrance(s)**" means: (a) any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, deed of trust, security interest or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, including without limitation, any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Law, (b) any voting agreement, interest, option, right of first offer, refusal or transfer restriction in favour of any Person, or (c) any adverse claim as to title, possession or use and the word "**Encumber**" shall be construed accordingly;

"**Escrow Agent**" means the Hongkong and Shanghai Banking Corporation Limited, India;

"**Escrow Agreement**" means the agreement in agreed form to be executed amongst the Company, AGCO and the Escrow Agent;

"**Escrow Amount**" means the INR equivalent of the Buyback Consideration (converted based on the USD / INR exchange rate published on www.xe.com for the Business Day immediately preceding the Escrow Deposit Date);

"**Escrow Deposit Date**" shall have the meaning ascribed to the term in Clause 4.11;

"**Escrow Cash Account**" means the cash escrow account set up by the Escrow Agent, to hold the Escrow Amount, which shall be jointly controlled by the Parties, in accordance with the terms of this Agreement and the Escrow Agreement;

"**Escrow Share Account**" means the dematerialised shares escrow account set up by the Escrow Agent to hold the Escrow Shares, which shall be jointly controlled by the Parties, in accordance with the terms of this Agreement and the Escrow Agreement;

"**Escrow Shares**" means the Buyback Shares;

"**Execution Date**" means the date of execution of this Agreement;

"**Financial Year**" means the period of 12 (twelve) months commencing from the 1st of April of a calendar year and ending on the 31$^{st\ of}$ March of the following calendar year;

"**Foreign Exchange Laws**" means the Foreign Exchange Management Act, 1999, and rules, regulations and directions issued thereunder including the Foreign Exchange Management (Non-Debt Instruments) Rules, 2019;

"**ICC**" means the International Chamber of Commerce;

"**ICC Court**" means the International Court of Arbitration, operating under the auspices of the ICC;

"**India Litigation Settlement Agreement**" means the agreement of even date amongst the Company, Amalgamations Private Limited, Simpson and Company Limited, AGCO Corporation, AGCO International GmbH, Massey Ferguson Corp, AGCO Manufacturing Limited and AGCO Power Oy;

"**India-Netherlands Tax Treaty**" means the Convention between the Government of the Republic of India and the Kingdom of Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital, read with the multilateral instrument, as amended from time to time;

"**Intellectual Property Agreement**" shall have the meaning ascribed to the term in the India Litigation Settlement Agreement;

"**INR**" means Indian Rupees;

"**IT Act**" means the (Indian) Income-tax Act, 1961, together with all applicable by-laws, rules, regulations, circulars, notifications, orders, ordinances, policies, directions or supplements issued thereunder;

"**Law**" means all statutes, enactments, acts of legislature or parliament, laws (including the Act and the IT Act), ordinances, rules, by-laws, regulations, notifications, guidelines, policies, directions, directives and orders of any authority (or any sub-division thereof), tribunal, board or court and if applicable, international treaties and regulations;

"**Letter of Offer**" means the letter issued by the Company to its shareholders for the Buyback process in the agreed form that has been confirmed between the AGCO Counsel and the Company Counsel;

"**Losses**" means all actual and direct losses, liabilities, obligations, damages, deficiencies, actions, suits, proceedings, demands, assessments, claims, charges, orders, judgments, taxes, surcharge, cess, fees, interests, fines, penalties, costs and expenses (including, without limitation, reasonable fees and disbursements of lawyers, accountants and other professional advisers) of any kind, excluding any consequential, indirect, incidental, punitive, exemplary or special loss or damage, diminution in the value , remote losses, loss of profits or revenue;

"**Offer Period**" means a period of up to 3 (three) days from the date of dispatch of the Letter of Offer;

"**Other Settlement Agreement**" means collectively, the Cooperation Agreement, the India Litigation Settlement Agreement, the Arbitration Settlement Agreement, and the Intellectual Property Agreement;

"**Person(s)**" means any individual, sole proprietorship, unincorporated association, unincorporated organization, body corporate, corporation, company, partnership (general or limited), limited liability company, joint venture, trust, society or governmental authority or any other entity or organization;

"**RBI**" means the Reserve Bank of India;

"**Tax Claim**" means the income-taxes of AGCO with respect to the Buyback contemplated hereunder covering: (a) any taxes, interest or penalties levied upon or recoverable from the Company or its principal officer (as defined under Section 2(35) of the IT Act) under the IT Act for any failure to deduct tax at source or any part thereof, from the Buyback Consideration paid or payable by the Company to AGCO under this Agreement; and (b) any taxes, interest or penalties levied upon or recoverable from the Company owing to or as a result of the Company being treated as a representative assessee (as defined under the IT Act) of AGCO for payment of the Buyback Consideration under this Agreement;

"**Tax Indemnity Claim**" shall have the meaning ascribed to the term in Clause 8.2;

"**Tax Indemnity Notice**" shall have the meaning ascribed to the term in Schedule 4;

"**Tax Notice**" shall have the meaning ascribed to the term in Schedule 4;

"**Tax Opinion**" means a written opinion from Deloitte, obtained at AGCO's costs, in agreed form, and on which reliance can be placed by the Company (and such reliance having been confirmed by Deloitte in writing in agreed form), confirming, *inter alia*, that: (a) AGCO is a non-resident of India under the provisions of the IT Act; (b) AGCO is eligible to claim benefits under the India-Netherlands Tax Treaty as a resident of Netherlands; (c) Buyback Consideration is taxable as dividend under the India-Netherlands Tax Treaty; (d) AGCO does not have a permanent establishment in India; (e) AGCO is the beneficial owner of the Buyback Consideration; (f) the Withholding Tax Amount and the Withholding Tax Rate; and (g) the Company is not liable to any further income-tax as a representative assessee under the IT Act with respect to any income or gains earned by AGCO on the Buyback;

"**Tax Refund**" shall have the meaning ascribed to the term in Schedule 4 of this Agreement;

"**Tax Representations and Warranties**" means the representations and warranties that have been set out in Part B of Schedule 2;

"**USD**" means United States Dollars;

"**USD equivalent of the Withholding Tax Amount**" means the Withholding Tax Amount converted into USD using the Completion USD/INR Exchange Rate;

"**Valuation Certificate**" means a certificate as required under the Foreign Exchange Laws, indicating the fair value of the shares of a company in INR, based on an internationally accepted pricing methodology for valuation on an arm's length basis, from Mr KV Sriram, Chartered Accountant;

"**Withholding Tax Amount**" shall mean the income-tax from the Buyback Consideration which the Company is required to withhold under the IT Act read with the India-Netherlands Tax Treaty, and the quantum thereof, in INR; and

"**Withholding Tax Rate**" shall mean the applicable rate of withholding tax at which the Buyback Consideration is taxable under the IT Act read with the India-Netherlands Tax Treaty.

1.2   **INTERPRETATION**

In this Agreement, unless the context requires otherwise:

1.2.1   the headings are inserted for ease of reference only and shall not affect the construction or interpretation of this Agreement;

1.2.2   references to one gender include all genders;

1.2.3   the words and phrases "such as" and "including" shall not limit the generality of any preceding words or be construed as being limited to the same class as the preceding words where a wider construction is possible, and the word "including" herein shall always mean "including, without limitation";

1.2.4   any reference to any applicable Law, enactment, statutes or statutory provision is a reference to it as it may have been, or may from time to time be amended, modified, consolidated or re-enacted (with or without modification) and includes reference to all instruments or orders or regulations made under such applicable Law, enactment, statutes or statutory provision;

1.2.5   words in the singular shall include the plural and *vice versa*;

1.2.6   any reference to recitals, clause or schedule shall be deemed to be a reference to a Recital, Clause or Schedule of or relating to this Agreement;

1.2.7   the Recitals and the Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement;

1.2.8   references to an agreement or document shall be construed as a reference to such agreement or document as the same may have been amended, varied, supplemented or novated in writing at the relevant time in accordance with the requirements of such agreement or document and, if applicable, to this Agreement in accordance with the provisions of this Agreement;

1.2.9   no provision of this Agreement shall be interpreted in favour of, or against, any Party by reason of the extent to which such Party or its counsel participated in the drafting of this Agreement or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement;

1.2.10   when any number of days is prescribed in this Agreement, the same shall be reckoned exclusively of the first and inclusively of the last day unless the last day does not fall on a Business Day, in which case the last day shall be the next succeeding day that is a Business Day;

1.2.11   all approvals and/or consents to be granted by the Parties under this Agreement shall be deemed to mean prior approvals and/or consents in writing, unless specified otherwise;

1.2.12   whenever the consent of a Party is required under this Agreement, the granting of such consent in any instance shall not constitute continuing consent to subsequent instances where such consent is required, and in all cases, unless expressly stated otherwise, such consent may be granted, withheld, denied or conditioned in such Party's sole and absolute discretion;

1.2.13   any reference to "writing" shall include printing, typing, lithography or transmissions by email and other means of reproducing words in visible form, but excluding text messaging via mobile phones, or electronic instant messaging of any sort;

1.2.14   the expression "agreed form" means in the form agreed between the Company and AGCO in writing; and

1.2.15   in the absence of a definition being provided for a term in this Clause 1 (*Definitions and Interpretation*), such term shall bear the meanings ascribed to it under the applicable Law, provided that no meaning shall be assigned to such term, word, phrase which is contrary to the intention or context of this Agreement.

2.   BUYBACK OF BUYBACK SHARES

2.1   Subject to the terms and conditions of this Agreement and the other Buyback Transaction Documents, AGCO hereby irrevocably agrees to and shall tender, convey, transfer and deliver to the Company on the Completion Date, and the Company shall, for Buyback Consideration, subject to withholding of applicable income-taxes as per Section 195 and Section 90(2) of the IT Act, purchase and acquire from AGCO, the Buyback Shares, free and clear from any and all Encumbrances (save and except any transfer restrictions set out in the articles of association of the Company). The Company will withhold taxes in accordance with the Tax Opinion. The Company shall issue a certificate to AGCO evidencing the deposit of such taxes withheld within prescribed time period as per IT Act.

2.2   On and from the date hereof until this Agreement has been terminated, or the Completion Date, whichever is earlier, AGCO hereby irrevocably agrees to not transfer or Encumber the Buyback Shares to any third Person, without the prior written consent of the Company.

3.   **ACTIONS ON THE EXECUTION DATE**

On the Execution Date, the events set out below shall take place:

3.1   AGCO and the Company shall deliver to the other Party certified copies of the resolutions passed by such Party's board of directors or equivalent body, authorising it to enter into this Agreement.

3.2   AGCO shall provide to the Company a scanned copy of the Permanent Account Number (**PAN**) issued by the Indian tax authorities.

3.3   AGCO shall deliver to the Company, a duly signed resignation letter (in the format set forth in **SHCEDULE 1** by Robert Berkley Crain ("**AGCO Director**"), resigning as the director of the Company and such resignation letter shall become effective as on the Completion Date only if the Buyback has been effected in terms of this Agreement.

3.4   AGCO shall provide to the Company, copy of its valid tax residency certificate and Form 10F duly uploaded on the (Indian) income-tax portal, each of which covers the period from 01 April 2025 to 31 December 2025.

4.   **ACTIONS BEFORE THE COMPLETION DATE**

The Parties' obligation to proceed towards Completion shall be contingent upon the successful completion of the actions specified in this Clause 4 (*Actions before the Completion Date*), unless, subject to applicable Law, waived or modified by the Parties jointly in writing:

4.1   *Resignation Letter* - Within 14 (fourteen) days from the Execution Date, AGCO shall deliver to the Company, the original copy of the duly signed resignation letter (in the format set forth in **SCHEDULE 1**) by Robert Berkley Crain ("**AGCO Director**"), resigning as the director of the Company and such resignation letter shall become effective as on the Completion Date only if the Buyback has been effected in terms of this Agreement.

4.2   *Draft Tax Opinion* - Within 14 (fourteen) days from the Execution Date, the draft of Tax Opinion shall be in the agreed form as confirmed between the Parties over email.

4.3   *Corporate secretarial documents* – On or prior to July 31, 2025 (or such other date as may be extended by the Parties in writing), the formats of all requisite documents required pursuant to such actions and compliances required to be undertaken in compliance with the Act for the purposes of the Buyback, including but not limited to, corporate resolutions, the Letter of Offer and the acceptance-cum-acknowledgment letter ("**Corporate Secretarial Documents**"), shall be in the agreed form as confirmed between the AGCO Counsel and the Company Counsel over email.

4.4   *Acceptance letter* – Within 5 (five) days from the finalization of the Corporate Secretarial Documents as set out in Clause 4.3 above, AGCO shall provide its signed and undated acceptance-cum-acknowledgement of the Letter of Offer, in the agreed form as confirmed between the AGCO Counsel and the Company Counsel over email**,** and other relevant documents as required under, and in accordance with, the provisions of the Act and applicable Laws or as may be reasonably required by the registrar and share transfer agent of the Company to the AGCO Counsel; and the Company Counsel shall have been given an opportunity to verify these documents in person.

4.5 ***AGCO Instructions -*** AGCO shall irrevocably instruct the AGCO Counsel in writing, with a copy to the Company and the Company Counsel, to date and complete the documents referred in Clause 4.4 (*Acceptance letter*), and release the documents referred in Clause 4.4 to the Company Counsel in accordance with Clause 4.13 (*Release of acceptance letter*).

4.6 ***AGCO Counsel Confirmation -*** AGCO shall cause the AGCO Counsel to confirm and acknowledge instructions referred in Clause 4.5, in writing, to AGCO with a copy to the Company and Company Counsel.

It is clarified that in relation to Clauses 4.4 (*Acceptance letter*), 4.5 (*AGCO Instructions*) and 4.6 (*AGCO Counsel Confirmation*), the AGCO Counsel and the Company Counsel will be deemed to be acting as agents of AGCO and the Company, respectively, and any actions or omissions of the AGCO Counsel and the Company Counsel will be deemed to be actions or omissions of AGCO and the Company, respectively.

4.7 ***Escrow agreement and escrow establishment*** – The Company and AGCO shall: (a) have executed the Escrow Agreement with the Escrow Agent (and Parties shall undertake their best efforts to achieve this by 15 July 2025); and (b) undertake all actions and sign all documents, required or deemed necessary by the Escrow Agent and/ or in terms of the Escrow Agreement to allow the Escrow Agent to have opened the Escrow Cash Account and the Escrow Shares' Account.

4.8 ***Dematerialisation of the buyback shares*** – On or before 14 November 2025, AGCO shall undertake best efforts to have dematerialised all equity shares of the Company held by AGCO in physical form with the AGCO Depository Participant and to have revived the AGCO Demat Account such that all the Buyback Shares are reflected in the AGCO Demat Account; and shall provide Company through Company Counsel periodic updates on this matter, as may be reasonably requested.

4.9 ***Demat Date*** – Within 2 (two) Business Days of AGCO having dematerialised all Buyback Shares in the AGCO Demat Account with the AGCO Depository Participant; AGCO shall have provided the Company a copy of AGCO's client master data with the AGCO Depository Participant or other similar document showing the AGCO Demat Account holding the Buyback Shares, and such date on which such document has been provided shall be referred to as the "**Demat Date**".

4.10 ***Cash and Shares Escrow -*** Within 14 (fourteen) days of the Demat Date, but in no event later than 28 November 2025, AGCO shall deposit the Escrow Shares with the Escrow Agent, and simultaneous with the deposit of the Escrow Shares with the Escrow Agent, the Company shall deposit the Escrow Amount with the Escrow Agent in the Escrow Cash Account, and the Company and AGCO shall cooperate with each other in this regard.

4.11 ***Escrow deposit date*** – On the same day on which the simultaneous deposit of the Escrow Shares with the Escrow Agent in the Escrow Share Account, and the deposit of the Escrow Amount with the Escrow Agent in the Escrow Cash Account, both occur, which, in no event shall be later than 28 November 2025 (which date may be mutually extended by the Parties in writing), the Escrow Agent shall confirm to the Parties in writing that the Escrow Agent has received the Escrow Amount and the Escrow Shares, in accordance with terms of the Buyback Transaction Documents ("**Escrow Deposit Date**").

4.12   *__Other actions__*:

4.12.1 *__Pre Letter of Offer actions__* – The Company shall have ensured that all requisite actions and compliances in connection with the Buyback that are required to be undertaken prior to filing of the Letter of Offer with the jurisdictional Registrar of Companies have been undertaken in compliance with the Act and this Agreement:

    (a)   if the Escrow Deposit Date is before 20 September 2025, then within 5 (five) Business Days of the Escrow Deposit Date;

    (b)   if the Escrow Deposit Date is after 20 September 2025, then on or before 30 November 2025;

and AGCO shall reasonably cooperate with the Company in this regard, including providing consent to hold shareholders' meetings on shorter notice. The Company shall have provided to AGCO certified true copies of all the requisite documents (based on the agreed form that has been confirmed between the AGCO Counsel and the Company Counsel) pursuant to such actions and compliances required to be undertaken in compliance with the Act;

4.12.2 *__Letter of offer__* – within 1 (one) Business Day of the completion of the actions specified in Clause 4.12.1 (*Pre-letter of offer actions*), the Company shall have filed the Letter of Offer with the jurisdictional Registrar of Companies, and immediately after such Form MGT-14 has been approved by the jurisdictional Registrar of Companies, the Company shall have dispatched the Letter of Offer to all the registered shareholders of the Company (including AGCO);

4.12.3 *__Valuation certificate__* – simultaneously with dispatch of the Letter of Offer to AGCO, the Company shall also provide a copy of the Valuation Certificate to AGCO, which shall provide the fair value per equity share of the Company in INR as determined by the valuer in the Valuation Certificate, and provided that such fair value per equity share of the Company shall eventually be higher than or equal to, the value per equity share of the Company determined based on the Buyback Consideration (converted into INR as per the Completion USD/INR Exchange Rate) payable by the Company for the Buyback Shares in terms of this Agreement;

4.12.4 *__Other shareholders' letter__* - within 1 (one) Business Day of the dispatch of the Letter of Offer, the Company shall have caused all the other shareholders of the Company (other than AGCO) to not tender any of their shares in the Buyback, and the Company shall have obtained from such non-participating shareholders an executed letter confirming their non-participation and their no-objection to the Buyback, along with confirmation that there is no claim against any shareholder (including AGCO) who tenders their shares under the Buyback (in the format set forth in **SCHEDULE 3**), and shall have provided copies of the same to AGCO immediately upon receipt of the same; and

4.12.5 **_FC-TRS documents_** – AGCO shall have provided such documents, resolutions and information as are reasonably required by the RBI or the Escrow Agent in relation to effect the payment of the Buyback Consideration in accordance with this Agreement and for undertaking Form FC-TRS filing and certification in relation to the Buyback Shares to be tendered by AGCO to the Company under this Agreement, and the Company shall have submitted all such documents, resolutions and information with the Escrow Agent.

4.13 **_Release of acceptance letter_** – Subject to the Company having complied with all of its obligations under Clause 4.12, the AGCO Counsel shall, immediately and on the same Business Day, complete, date, and submit the acceptance-cum-acknowledgement of the Letter of Offer referred to in Clause 4.4 (*Acceptance letter*) above to the Company Counsel to undertake the verification of the offer.

4.14 **_Company separate buyback account_** – The closure of the Offer Period shall be jointly notified by the Parties to the Escrow Agent, and within 1 (one) Business Day of the closure of the Offer Period, the Escrow Agent shall have, in accordance with the terms of the Escrow Agreement:

4.14.1 opened the Company Separate Buyback Account and confirmed this in writing to the Parties; and

4.14.2 immediately upon the opening of such Company Separate Buyback Account, transferred the entire Escrow Amount to the Company Separate Buyback Account.

The Parties agree that the Company Separate Buyback Account shall be treated as the 'separate bank account' required as per Rule 17(8) of the Companies (Share Capital and Debentures) Rules, 2014 and it shall be operated strictly in accordance with the Escrow Agreement.

4.15 **_Verification_** - The Company shall have completed the verifications of the offers received at the earliest possible, but no later than 3 (three) days from the date of closure of the Offer Period.

4.16 **_Tax matters_** – AGCO shall undertake the following actions:

4.16.1 at least 2 (two) Business Days prior to the Completion Date, AGCO shall provide the Company with the final version of the Tax Opinion, which will be executed on the Completion Date after updating the Completion USD/INR Exchange Rate and the Withholding Tax Amount, and such executed copy shall be provided to the Company on the Completion Date prior to commencement of any of the actions under Clause 5; and

4.16.2 at least 5 (five) Business Days prior to the Completion Date, AGCO shall provide all the information and documents reasonably required by the Company for filing Form 15CA and Form 15CB in relation to remittance of the post-tax Buyback Consideration.

5. **ACTIONS ON THE COMPLETION DATE**

5.1 The following actions shall be completed simultaneously on the date falling on the fifth Business Day immediately after the date when the last of the actions specified in Clause 4 (other than Clause 4.16 (*Tax matters*)) have been completed, and in any event only after completion of the actions specified in Clause 4.16 (*Tax matters*); the completion of which shall also be notified in writing to the Escrow Agent jointly by the Parties (and the completion of actions under this Clause 5 shall be treated as "**Completion**" and the date on which these actions are completed shall be treated as "**Completion Date**").

5.1.1   The Buyback will be completed at the registered office of the Company.

5.1.2   The Escrow Agent shall, in accordance with the terms of the Escrow Agreement, simultaneously: (i) transfer the Buyback Shares from the Escrow Account to the Company Demat Account; (ii) transfer by RTGS the Withholding Tax Amount to the Company Bank Account; and (iii) transfer and remit by wire transfer, the Completion Payment into the AGCO Bank Account; it being agreed that the Company shall be responsible, to have put in place necessary risk management arrangements with the Escrow Agent (acting in the capacity of the Company's authorized dealer bank, and not in the capacity of parties' escrow agent) to ensure that the Completion Payment is remitted to AGCO in full and in USD, notwithstanding that the Escrow Amount lying in the Company Separate Buyback Account may be in shortfall to the Completion Payment amount and / or shall be lying in INR.

5.1.3   The Company shall file the requisite Form FC-TRS with the Escrow Agent (being the authorised dealer bank) in accordance with applicable Laws, immediately upon transfer and remittance by wire transfer of the Completion Payment to the AGCO Bank Account.

5.2   It is agreed that upon AGCO having received the Completion Payment into the AGCO Bank Account, the Buyback Shares shall be deemed to have been cancelled without any further action being required from AGCO.

6.   **POST – COMPLETION OBLIGATIONS**

6.1   Post the Completion Date:

6.1.1   the Company shall make all requisite filings in connection with the Buyback of the Buyback Shares and in relation to the resignation of the AGCO Director as required by the Act, the rules thereunder and all other applicable Laws, including with the Ministry of Corporate Affairs and any other relevant governmental authorities, and take necessary actions including:

(a)   convening a meeting of the Board to take on record: (i) the transfer(s) of the Buyback Shares and update statutory registers of the Company, including but not limited to Form SH-10, within 2 (two) days of receipt of the acknowledgement from the authorised dealer bank approving the filing of Form FC-TRS and (ii) the resignation of the AGCO Director; and

(b)   filing Form SH-11 with the jurisdictional registrar of companies within 30 (thirty) days from the Completion Date;

6.1.2   the Company shall instruct the Depository to extinguish the Buyback Shares as contained in the Company Demat Account and ensure that the same are extinguished within 7 (seven) days of the Completion Date, in accordance with the applicable Law; and

6.1.3   the Company shall deposit the Withholding Tax Amount with the relevant Indian tax authority, and undertake all applicable withholding tax compliances in the manner and timelines prescribed under the IT Act, including filing of prescribed withholding tax return, and issuing withholding tax certificate to AGCO in the prescribed form within 45 (forty-five) days from end of the quarter in which taxes are liable to be deducted at source as provided under the IT Act, such that accurate particulars of Withholding Tax Amount reflect to the credit of AGCO.

6.2 AGCO shall provide such documents, resolutions and information as may be required by RBI (either directly or through the Escrow Agent) or reasonably required by the Escrow Agent in connection with the Form FC-TRS filed in relation to the Buyback Shares tendered by AGCO to the Company under this Agreement.

6.3 AGCO shall file an application to obtain tax residency certificate which covers the period from 01 January 2026 to 31 March 2026, no later than 31 January 2026, and shall share a copy with the Company along with Form 10F filed on the (Indian) income-tax portal no later than 7 (seven) Business Days of obtaining such tax residency certificate, it being agreed that AGCO shall employ commercially reasonable efforts to pursue the jurisdictional tax authorities to obtain the tax residency certificate.

6.4 In relation to the Financial Year in which Completion occurs, AGCO shall file its income-tax return in India, in accordance with the provisions of the IT Act, duly reporting the income arising to AGCO from the Buyback. Further, in relation to such income-tax return, AGCO undertakes that it shall not take any position contrary to: (a) the Tax Opinion; and (b) all warranties and covenants under this Agreement. AGCO shall provide to the Company an email confirmation of the filing being made in accordance with this Clause 6.3 within 7 (seven) Business Days of the filing.

6.5 The Parties hereby agree and undertake that post the Completion, the Parties shall not undertake any steps to reverse any actions undertaken pursuant to the Buyback.

7. **REPRESENTATIONS AND WARRANTIES**

7.1 AGCO represents, warrants and undertakes to the Company that each statement set out in AGCO Warranties (**SCHEDULE 2**) is true, accurate, complete in all respects and not misleading in any respect as on the Execution Date and shall be true, correct and not misleading in any respect as on the Completion Date (by reference to the facts and circumstances then existing, as if references in the AGCO Warranties to the Execution Date were references to the Completion Date), save and except those AGCO Warranties that are expressed to be given as on any specific date only, which shall be true and correct in all respects as of that specific date.

7.2 The Company represents, warrants and undertakes to AGCO that the Company has adequate amount of, and appropriate nature of fund and is free to use such funds, as required under the provisions of applicable Laws including Section 68 of the Act in order to perform its obligations under this Agreement, including but not limited to the payment of the Buyback Consideration to AGCO, in the manner set forth in this Agreement.

7.3 Each of the Parties represents and warrants to the other that, save and except in relation to the actions to be undertaken by the Company between the Execution Date and the Completion Date under Clause 4, which will be subject to the Board and shareholder approvals, as required under applicable Law:

7.3.1 it has the power to enter into and perform its obligations under this Agreement and to carry out the transaction contemplated by it in accordance with the terms of this Agreement, and has taken all necessary actions to authorize such entry into and performance of obligations under this Agreement;

7.3.2   this Agreement is a valid and binding obligation in accordance with its terms; and

7.3.3   neither the execution and performance by it of this Agreement nor any transaction contemplated under this Agreement will conflict with, or result in any breach of, or violate, in any respect, any terms and provision of:

   (a)   applicable Law binding on it;

   (b)   its constitutional documents where the Party is a non-natural Person; and

   (c)   any other document, instrument, contract, agreement or other arrangement binding upon it or its assets.

7.4   Each Party acknowledges and agrees that this Agreement to the fullest extent permitted by applicable Law, excludes any warranty, conditions or other undertakings implied at Law or by custom, usage or course of dealing.

8.   INDEMNITY

8.1   The: (i) Company on one hand; and (ii) AGCO on the other hand, hereby agree to indemnify and hold harmless: (a) AGCO; and (b) the Company respectively, in each case, along with their respective employees, directors and officers, from and against and in respect of all Losses that may be suffered or incurred by them as a result of:

   (a)   any inaccuracy in or breach of any representation or warranty (except for Tax Representations and Warranties set out in Part B of **SCHEDULE 2**) contained in this Agreement by the respective Party referred in (i) and (ii) above; and/or

   (b)   any breach of any covenant, undertaking or agreement contained in this Agreement by the respective Party referred in (i) and (ii) above; and/ or

   (c)   any actions, suits and /or proceedings relating to (a) and (b) above, as applicable.

8.2   On and from the Completion, and subject to the limitations set out in this Agreement, AGCO hereby agrees to indemnify and hold harmless the Company and its principal officers (as defined under Section 2(35) of the IT Act) for any Losses incurred (including any interim payments) by the relevant indemnified parties: (i) in respect of any Tax Claim; and (ii) as a direct result of breach of any Tax Representations and Warranties ("**Tax Indemnity Claim**"). It is hereby clarified that all Tax Indemnity Claims shall be subject to the procedure set out in **SCHEDULE 4** of this Agreement.

8.3   Notwithstanding anything contained in this Agreement, a Party shall not be entitled to recover damages, or obtain payment, reimbursement, restitution or indemnity under this Agreement to the extent such recovery constitutes double recovery for the same Loss, damages, expenses or costs if such Party has fully recovered such Loss, damages, expenses or costs from the other Party or another Person.

8.4   The Parties acknowledge and agree that each Party's liability for any and all claims under this Clause 8 shall be limited to the actual amount of such Losses incurred by such Party, and neither Party shall be liable for any claim which is a contingent liability until and unless such contingent liability results in actual Loss; provided however, that this Clause 8.4 shall not apply to claims: (i) under this Clause 8, on account of any reasonable costs and expenses incurred by either Party to defend any such claims for which an indemnity is payable under the terms of this Agreement, and (ii) regarding payments and costs due to be borne by parties in accordance with Schedule 4 (*Tax Indemnity Claim Procedure*) in relation to a Tax Indemnity Claim.

9. **GOVERNING LAW**

9.1 This Agreement and any Dispute or claim arising out of, or in connection with, it or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims) shall be governed by, interpreted and construed in accordance with the laws of India.

10. **DISPUTE RESOLUTION**

10.1 Any dispute or claim arising out of or in connection with this Agreement or its subject matter, existence, negotiation, validity, termination or enforceability (including any non-contractual dispute or claim) ("**Dispute**") shall be referred to and finally determined by arbitration in accordance with the rules of arbitration of ICC, which are incorporated into this Clause 10.

10.2 This arbitration agreement shall be governed by the law of England and Wales.

10.3 The seat of the arbitration shall be London, United Kingdom.

10.4 The language of the arbitration shall be English.

10.5 The number of arbitrators shall be 3 (three). The claimant or group of claimants shall nominate 1(one) arbitrator in the request for arbitration and the respondent or group of respondents shall nominate 1 (one) arbitrator in the answer. If either side fails to make a nomination, the ICC Court shall appoint the relevant arbitrator without affecting any nomination or confirmation of an arbitrator by the other side.

10.6 The 2 (two) arbitrators nominated or appointed under Clause 10.5 shall within 15 (fifteen) days of the confirmation of the second arbitrator jointly nominate a third arbitrator to act as president of the arbitral tribunal. If the Party-nominated arbitrators fail to do so, the ICC Court shall appoint the president of the arbitral tribunal.

10.7 No Party may publish, disclose or communicate any documents or information relating to:

10.7.1 the arbitral proceedings commenced under this Clause 10; or

10.7.2 any order or award made in those arbitral proceedings, save and to the extent that the Party is required to make such disclosure to fulfil a legal duty, to protect or pursue a legal right or to enforce or challenge an award in bona fide legal proceedings before a state court or other judicial authority.

10.8 The Parties do not consent to the publication of any award made pursuant to this Clause 10.

10.9 Nothing shall preclude either Party from seeking interim relief or assistance in obtaining evidence, or both, from the competent courts having jurisdiction to grant relief on any Dispute arising from this Agreement.

11.   **NOTICES**

11.1   Any notice, notification, intimation or other communication to be given by one Party to any other Parties (or to AGCO Counsel or Company Counsel, as the case may be) under, or in connection with, this Agreement shall be made or deemed to have been made effective if it is given / served in English and sent in writing, and signed by or on behalf of the Party giving it, by first-class mail, postage prepaid, or sent by commercial overnight courier delivery services, charges prepaid or hand delivery or by electronic transmission. It shall be served by personal delivery, electronic transmission or post, and shall be deemed to be duly given or made when delivered (in the case of personal delivery), at the time of receipt of the transmission, at the time of receipt of the transmission (in the case of electronic transmission, to the email address, provided the sender has sent a confirmation by registered mail or an internationally recognised courier company, within 3 (three) Business Days thereof) or 7 (seven) days after being despatched by RPAD (in the case of delivery by post), to such Party at its address or email address specified in Clause 11.2 herein below, (or at such other address or email address as such Party may hereafter specify for such purpose to the other Parties hereto by notice in writing).

11.2   The addresses, fax numbers and email address for the purpose of Clause 11.1 hereinabove are as follows:

A.   If to AGCO:

Address   : J. F. Kennedylaan 241 Panningen NL 5981 WZ, the Netherlands

Email   : [REDACTED]

Attention   : General Counsel

with copies (which shall not constitute notice) to:

Address   : 4205 River Green Parkway, Duluth, GA, USA 30096-2563

Email   : [REDACTED]

Attention   : General Counsel

B.   If to Company:

Address   : Registered office: 861 Anna Salai, Chennai - 600 002, Tamil Nadu, India.

                 Corporate office: 77 Nungambakkam High Road, Chennai – 600034, Tamil Nadu, India.

Email   : [REDACTED]
                   [REDACTED]

Attention   : Mallika Srinivasan, Chairman and Managing Director

C. If to Company Counsel:

Address	: Khaitan & Co, 10, 13 and 14 Floor, One World Centre, 841 Senapati Bapat Marg, Mumbai – 400 013
Email	: [REDACTED] and [REDACTED]
Attention	: Mr Haigreve Khaitan

D. If to AGCO Counsel:

Address	: 23rd Floor, Express Towers, Nariman Point, Mumbai - 400 021
Email	: [REDACTED] and [REDACTED]
Attention	: Mr. Mithun V. Thanks

12. TERM

This Agreement shall become effective on and from the Execution Date and continue till expiry or termination in accordance with the provisions of this Agreement.

13. TERMINATION

13.1 Subject to Clause 13.2, this Agreement shall:

13.1.1 terminate in accordance with the mutual written consent of the Parties at any time prior to the Completion Date; or

13.1.2 automatically terminate, if the Escrow Deposit Date does not occur on or prior to 28 November 2025 (or such other date as may be mutually extended in writing between the Parties).

13.2 Upon such termination neither Party shall have any further liability or obligation to the other Parties, except: (i) for breaches occasioned prior to such termination; (ii) in relation to the clauses identified under Clause 15.13 (*Survival*).

14. RELEASE AND DISCHARGE

14.1 Release and Discharge

Each of the Parties hereby confirms and covenants that upon the completion of the Buyback of the Buyback Shares, payment of the Completion Payment to AGCO and deposit of the Withholding Tax Amount with the IT authorities in accordance with the applicable Laws and this Agreement, each of the Parties hereby agree that they will be deemed to have, without the requirement of any further act or deed, irrevocably released and discharged the other Parties from any and all claims, rights and obligations (whether arising before the Completion Date) in relation to, or arising from, any prior writings, agreements, arrangements and understandings which the Parties may have entered into with the other Parties and/or, which prior writings, arrangements and understandings may be subsisting as such date (excluding this Agreement), solely in relation to the transaction contemplated under this Agreement or the shareholding of AGCO in the Company, and all such prior writings, arrangements and understandings which may have been entered into prior to the Execution Date and/or may be subsisting on the Execution Date, solely in relation to the transaction contemplated under this Agreement or the shareholding of AGCO in the Company, will stand mutually terminated and cancelled by the contracting parties thereto.

15. **MISCELLANEOUS**

15.1 **Limitations on Rights of Third Parties**

Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties hereto, any rights or remedies under this Agreement.

15.2 **Further Assurances**

Each Party shall:

15.2.1 comply with each of the provisions of this Agreement and the other Buyback Transaction Documents, to the extent applicable to such Party;

15.2.2 provide necessary cooperation and execute such documents, instruments declarations, forms, etc. as may be reasonably required by the other Party and/or legally required to be provided by each such Party and under and in accordance with the provisions of the Act and other applicable Laws; and

15.2.3 do or procure to be done all such acts or things, as may be required by applicable Law or as may be necessary or reasonably required by the other Party to implement and give full effect to the terms of this Agreement and the other Buyback Transaction Documents.

15.3 **Entire Agreement**

This Agreement and the other Buyback Transaction Documents constitute the entire agreement between the Parties hereto with respect to the subject matter of this Agreement and supersedes any prior understanding or agreement (oral or written) of the Parties in respect thereto.

15.4 **Amendment**

No modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless made in writing specifically referring to this Agreement and duly signed by each of the Parties.

15.5 **Severability and Waiver**

If any provision of this Agreement is held to be invalid or unenforceable for any reason, remaining provisions will continue in full force without being impaired or invalidated in any way. The Parties agree to replace any invalid provision with a valid provision, which most closely approximates the intent and economic effect of the invalid provision. The waiver by either Party of a breach of any provision of this Agreement will not operate or be interpreted as a waiver of any other or subsequent breach. Any waiver by a Party will need to be in writing.

15.6   **Independent Agreements**

The rights and obligations of each of the Parties under this Agreement and the other Buyback Transaction Documents are independent of and without prejudice to the rights and obligations of AGCO and / or its Affiliates and TAFE and / or its Affiliates under each of the Other Settlement Agreements. No breach of the terms of this Agreement shall constitute a breach of any Other Settlement Agreement and/or entitle any Party to impair any rights and/or obligations of AGCO and / or its Affiliates and/or TAFE and its Affiliates arising out of or in relation to the Other Settlement Agreements.

15.7   **Specific Performance**

This Agreement and the other Buyback Transaction Documents shall be specifically enforceable at the instance of either Party against the other Party. The Parties acknowledge and agree that either Party would suffer immediate, material, continuing and irreparable damage and harm in the event of any material breach of this Agreement and the other Buyback Transaction Documents, the remedies at applicable Law in respect of such breach may be inadequate and that such Party shall be entitled to seek specific performance against the other Party for performance of their respective obligations under this Agreement and the other Buyback Transaction Documents in addition to any and all other legal or equitable remedies available to it.

15.8   **Counterparts**

This Agreement may be executed in any number of counterparts, and each of the executed counterparts, when duly exchanged or delivered, shall be deemed to be an original, but, taken together, they shall constitute one and the same instrument.

15.9   **Assignment**

This Agreement and the rights and liabilities hereunder shall bind and inure to the benefit of the respective successors, permitted assigns and/or heirs of the Parties hereto. Neither this Agreement nor any right or obligation hereunder or part hereof may be assigned by any Party without the prior written consent of the other Parties (and any attempt to do so will be void).

15.10   **Remedies Cumulative**

15.10.1 Except as expressly provided herein, all rights and remedies of the Parties under this Agreement are independent, cumulative and without prejudice to any other rights or remedies under applicable Law and the exercise or non-exercise of any such rights shall not prejudice or constitute a waiver of any other right of a Party, whether under this Agreement or otherwise.

15.10.2 No failure to exercise nor any delay in exercising any right, power, privilege or remedy under this Agreement shall in any way impair or affect the exercise thereof or operate as a waiver thereof in whole or in part.

15.10.3 No single or partial exercise of any right, power, privilege or remedy under this Agreement shall prevent any further or other exercise thereof or the exercise of any other right, power, privilege or remedy including right to seek restitution.

15.11   **Stamp Duty and Costs**

15.11.1 The stamp duty payable on this Agreement and in connection with the Buyback of the Buyback Shares to the Company shall be solely borne and paid by the Company.

15.11.2 Each Party shall bear their respective legal costs and tax obligations in connection with this Agreement.

15.12   **Confidentiality**

Each Party shall keep the contents of this Agreement and the other Buyback Transaction Documents strictly confidential and shall not file the same before any court or other authority unless directed to do so by any court, tribunal, legal or regulatory authority except to enforce the provisions of this Agreement and the other Buyback Transaction Documents. Neither Party shall make any public statements in respect of the subject matter of this Agreement unless such statement has been pre-agreed between AGCO and the Company in writing.

15.13   **Survival**

Notwithstanding anything to the contrary contained in this Agreement, Clause 1 (*Definitions and Interpretation*), Clause 8 (*Indemnity*), Clause 9 (*Governing Law*), Clause 10 (*Dispute Resolution*), Clause 11 (*Notices*), Clause 12 (*Term*), Clause 13.1 and Clause 13.2 (*Termination*), and Clause 15 (*Miscellaneous*) shall survive the termination of the Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, THE PARTIES HERETO HAVE CAUSED THIS AGREEMENT TO BE DULY EXECUTED AND DELIVERED BY THEIR DULY AUTHORISED REPRESENTATIVES AS OF THE DAY AND YEAR HEREINABOVE WRITTEN.

For and on behalf of Tractors and Farm Equipment Limited

/s/ Mallika Srinivasan
Name: Mallika Srinivasan
Title: Chairman and Managing Director

[*Signature page of Buyback Agreement between Tractors and Farm Equipment Limited and AGCO Holding B.V.*]

IN WITNESS WHEREOF, THE PARTIES HERETO HAVE CAUSED THIS AGREEMENT TO BE DULY EXECUTED AND DELIVERED BY THEIR DULY AUTHORISED REPRESENTATIVES AS OF THE DAY AND YEAR HEREINABOVE WRITTEN.

For and on behalf of AGCO Holding B.V.

/s/ Roger Batkin
Name: Roger Batkin
Title: Director

[*Signature page of Buyback Agreement between Tractors and Farm Equipment Limited and AGCO Holding B.V.*]